Metallurgical Test Work Commences on New Flowsheet for Esaase Gold Project

Highlights:

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Metallurgical test work designed to optimize the flotation flowsheet will form an integral part of the current Pre-Feasibility Study

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Test work will be completed on higher average grade material recently announced in the upgraded resource statement

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Test work designed to substantially reduce project design and operational risks

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Test work to confirm earlier metallurgical work which indicated high gold recoveries, substantially lower up front capital and significant environmental advantages

Vancouver, British Columbia, October 25, 2012: Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to announce that an integrated metallurgical test work program on the new Esaase flowsheet has commenced at Amdel Mineral Laboratories, Perth, Western Australia. The results from this program are integral to the final metallurgical design input parameters that will be needed for the completion of the recently commenced Pre-Feasibility Study (“PFS”). The PFS is due for completion in the first quarter of 2013.

Keegan has issued a number technical News Releases in the past two months. The first related to the re-examination of the development options for the Esaase gold project (refer to Keegan News Release dated September 6, 2012). This release described a new flowsheet using flotation technology resulting in lower capital costs and environmental advantages. The second release reported a substantially upgraded Mineral Resource Estimate (“MRE”) which showed a 57% increase in the Esaase gold grades whilst increasing Measured and Indicated gold ounces by 5% (refer Keegan News Release dated October 10, 2012).

Based on these releases Keegan has now embarked on an extensive metallurgical testing program at Amdel Mineral Laboratories designed to confirm the following:

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Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.

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Examination of those results showed that this flowsheet could be further optimised through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

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Having recently upgraded the MRE it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modelled.

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Extensive tailings characterisation tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.

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Part of this program will re-evaluate the CIL flowsheet from previous work completed by Keegan.

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The sample being used for this test program closely resembles the mine plan for the first four to five years of production and includes weathered, transition and fresh ore.

The integrated metallurgical test work program has been designed to run for the next 12 weeks and should be completed early in 2013, well in time for the scheduled completion of the on-going PFS.

On Behalf of the Board of Directors,

Peter Breese

President & Chief Executive Officer

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, the Company is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.